

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

May 14, 2009

Douglas P. Williams
Principal Financial Officer
Wells Mid-Horizon Value-Added Fund I, LLC
6200 The Corners Parkway
Norcross, Georgia 30092-3365

> **Re:** **Wells Mid-Horizon Value-Added Fund I, LLC**
> **Form 10**
> **Filed April 15, 2009**
> **File No. 000-53626**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 4

2. We note the disclosure on page 4 that while you believe that you can complete your leasing efforts and sell the assets in the portfolio within your projected time frame of three to five years, you acknowledge that the current economic recession and its impact may require that you hold assets longer than originally projected. Please revise your disclosure to clarify how much longer you intend to hold the assets and discuss the impact of the current economic recession on your business operations.

3. We note that you have engaged Wells Investment Management Company, Inc. and Wells Management Company, Inc., which are owned and controlled by Wells Real Estate Funds, Inc., to provide certain services essential to you. Please revise your disclosure to include an organization chart, including ownership amounts, that clarifies the business relationships between you and the various Wells entities.

Investment Objectives and General, page 4

4. We note your statements regarding "Class-A type assets" on page 4 and "'rising-star' credits" on page 5. Please explain what these terms mean so that an ordinary investor can better understand your disclosure.

5. Please briefly expand your discussion of the primary and secondary real estate markets in the United States to identify the real estate markets in which you have invested or intend to invest.

Investment Strategy, page 5

6. We note your statement that the properties that you acquire are expected to provide a smaller portion of their return in current cash flow and a larger portion of the return in residual value capital appreciation. In light of the current real estate market, please expand your disclosure to discuss how decreasing values will impact your strategy.

7. We note your statement on page 5 that "[a]s a result of Wells VAF I's strategic approach, however, we believe that Wells VAF I has the potential for a higher rate of overall return than such other real estate programs." Please revise to clarify what you mean by your "strategic approach" and how it differs from your competitors. In addition, please clarify whether you compete with other entities affiliated with Wells in the acquisition or disposition of property or securing leases with tenants.

Economic Dependency, page 6

8. Note 6 to your financial statements on page F-16 states that four tenants generated approximately 28%, 28%, 28% and 15% of rental income for the year ended December 31, 2008. Please revise your disclosure to include this information, identify the fourth tenant, and clarify, if true, that virtually all of your revenue is generated by these four tenants.

9. Please disclose the principal nature of the businesses of the tenants that account for 10% or more of your 2008 aggregate annual revenues.

Item 2. Financial Information, page 8

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

10. We note your statement on page 8 that the major lease to Brocade Communications Systems, Inc. expires in April 2010. We further note the disclosure on page 16 that leases representing approximately 42% of your total annualized gross base rent are scheduled to expire in 2010. Please revise your disclosure in this section to describe how the expiration of these leases will impact your business operations, including revenues, and clarify your statement on page 11 that you anticipate that your rental income will remain at similar levels in the future. In your discussion, please take into account the increased property operating costs and asset and property management fees referenced on page 11.

11. Please disclose the status of your efforts to fill the vacancy at your Parkway at Oak Hill property and discuss any operating expenses associated with this vacant building.

Liquidity and Capital Resources, page 10

12. Please tell us, and disclose in your amendment, what the repercussions would be if you were unable to refinance the revolving credit facility with Bank of America, or are unable to refinance at terms comparable to your current terms. Please address quantitatively as well as qualitatively how this could affect your liquidity position. Also, tell us and disclose whether you are currently in compliance with your debt covenants.

Item 3. Properties, page 16

13. Please disclose for each property the occupancy rate and annual base rent for each of the fiscal years that you have owned such property.

Item 5. Directors and Executive Officers of the Registrant, page 18

14. We note that you have no officer or directors. Please expand your disclosure to state who holds the designation of principal executive officer and principal financial officer for Wells Mid-Horizon Value-Added Fund I, LLC.

15. Please revise to disclose whether any of the directors of your manager are independent, and if so, how you determined they were independent.

16. Please disclose, if true, that the Advisory Agreement with your manager was not negotiated on an arms-length basis and that the advisory fees paid to your manager will be paid irrespective of the quality of its services.

Item 9. Market for Wells VAF I's Investor Member Interests and Related Security Holder Matters, page 23

Distribution of Net Cash Flow, page 24

17. We note the bullet points regarding how net cash flow is distributed to your members. Please revise your disclosure to clarify the third bullet point, which indicates that 100% of net cash flow is distributed to Wells Management, and how the distribution to Wells Management affects the distribution to investors. Please revise or advise.

Item 10. Recent Sales of Unregistered Securities, page 25

18. We note that you sold 51,854 shares of investor member interests to a total of 596 investor members and that you offered these securities in reliance upon exemptions from registration requirements provided by Section 4(2) and Regulation D. Please tell us the factual basis for your reliance on these exemptions and how you concluded that there was no general solicitation in connection with this offering.

Item 15. Financial Statements and Exhibits, page 30

19. We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K do not have the referenced schedules or exhibits attached. Please explain why the information was omitted or amend the filing as appropriate.

Report of Independent Registered Public Accounting Firm, page F-2

20. Please revise the auditor's report to indicate the city and state where the report was issued. Refer to Item 2-02(a)(3) of Regulation S-X.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Douglas P. Williams
Wells Mid-Horizon Value-Added Fund I, LLC
May 14, 2009
Page 6

        You may contact Eric McPhee at 202-551-3693 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3401 with any other questions.

                                        Sincerely,

                                        Jennifer Gowetski
                                        Senior Counsel

Cc: Rob Bergdolt (*via facsimile*)